May 10, 2013

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Att:	Mara L. Ransom, Assistant Director

Re:	Anchor CNGO, Inc.

Registration Statement on Form S-1

Amendment No. 4

File No. 333-185745

Greetings:

Registrant has filed Amendment No. 4 to the above-referenced registration statement on Form S-1. The purpose of this filing is to update the financial statements through the fiscal quarter ended February 28, 2013 as discussed with Ms. Ransom.

Additional revisions have been made to reflect the updated financial information in Dilution and Capitalization sections.

Employees, Securities Ownership and Plan of Operations have been updated to a recent date, but no substantive changes were made in these sections.

It is anticipated that Amendment No. 4 places the Registration Statement in position to go effective. Please let me know if you have any further comments or require any further information or if you will entertain a request for acceleration. Please contact the undersigned at 305-409-4500 or by fax to 786-513-8522 or e-mail to jberns@jberns.com.

Yours very truly,
Joel Bernstein